EXHIBIT 99.3

Press Release

Total’s Position on the Paradise Papers

Paris, November 13, 2017 – Following the Paradise Papers investigation conducted by the International Consortium of Investigative Journalists (ICIJ), some media reports implied that Total has affiliates in Bermuda for tax reasons.

Total would once again like to emphasize that it abides by a responsible tax policy (available at total.com):

-	The formation of Total affiliates is not driven by tax reasons.

-	It is driven by business operations. One reason may be the need to hold accounts in dollars, which cannot be done under French business law, to avoid foreign exchange exposure.

-	In 2012, the Group made a public commitment not to create affiliates in countries generally acknowledged as tax havens and to exit from such countries, where feasible.

-	To demonstrate that this commitment is being met and in the interest of full transparency, Total has since 2015 published in its Registration Document the full list of its consolidated affiliates, together with their countries of incorporation and of operations.

-	Of the approximately 30 entities concerned in 2012, only 13 were left at December 31, 2016; Total does not have decision-making authority for ten of those.

-	Also since 2015, Total has published an annual report covering the payments made by the Group’s extractive affiliates to governments.

Consistent with its policy of transparency, Total met with journalists from the investigative consortium and responded to all their questions. In this regard, Total would like to correct certain misrepresentations about the Group entities cited in the investigation:

-	Total confirms that its investments in the Dolphin natural gas production and pipeline project and the Qatargas liquefied natural gas project, in Qatar and the United Arab Emirates, were held through companies incorporated in Bermuda.

-	Total has never sought to conceal the existence of those entities.

-	Those companies did not result in any form of tax optimization.

-	They were set up under non-French legislation to avoid foreign exchange exposure by holding accounts in dollars, while being subject to exactly the same taxation as if the investments had been made via a French company.

-	From their creation in 2002 through December 31, 2010, those companies were subject to French tax rules and French corporate tax under France’s worldwide tax consolidation regime.

-	Even after this regime was cancelled in 2011, Total did not derive any tax benefit from having those companies in Bermuda compared to companies incorporated under French law.

-	Those companies were transferred to France in 2015 as part of the above-mentioned commitment made in 2012.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.